June 30, 2011

Attn:	SEDAR Financial Reporting Department

Re:	Hard Creek Nickel Corporation
Interim Financial Statements for the Three Months Ended March 31, 2011

On June 1, 2011, the Company filed its first set of financial statements under the new International Financial Reporting Standards (IFRS) for the three months ended March 31, 2011. As a result of this review, the Company will re-file these financial statements to include a statement of changes in equity for the three months ended March 31, 2010 and a reconciliation statement of equity and comprehensive income from the previous accounting standard to IFRS for the same period, please refer to pages 5, 25 and 26 for details. The original filing of these financial statements was under project number 01754144.

Sincerely,

“BRIAN FIDDLER”

Brian Fiddler, CFO

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com